Chemung Financial Corporation One Chemung Canal Plaza P.O. Box 1522 Elmira, New York 14902 (607) 737-3711

For Immediate Release:
October 28, 2010 ~ 8:00 a.m.

Chemung Financial Reports 3rd Quarter and
Year-to-Date Earnings Increase

Chemung Financial Corporation today reported third quarter 2010 unaudited net income of $2.551 million compared to $1.516 million in the third quarter of last year, an increase of $1.035 million. Earnings per share totaled $0.71 compared to $0.42 for the corresponding period last year, an increase of 69.0%.

Net income for the first nine months of 2010 increased $3.109 million from $3.945 million to $7.054 million, with earnings per share increasing 78.2% from $1.10 to $1.96 per share.

In a prepared statement released this morning, Ronald M. Bentley, President & CEO, stated:

"I am very pleased to report the significant improvement in both our third quarter and year-to-date results. The increase in our third quarter earnings compared with last year resulted in part from a $900 thousand decrease in the provision for loan losses as during the third quarter of last year we had increased our provision expense due to increases in non-performing and classified loans as well as higher net consumer loan charge-offs. The improvement in third quarter earnings was also impacted by increases in net interest income and non-interest income, as well as a reduction in operating expenses. The increase in year-date earnings was significantly affected by one-time transaction costs related to the Corporation's acquisition of Canton Bancorp, Inc. in May of last year and an FDIC special assessment in the second quarter of last year imposed on all FDIC insured financial institutions totaling $1.250 million and $439 thousand, respectively. The negative after-tax impact of these items on 2009 year-to-date earnings totaled approximately $1.035 million or $0.29 per share. Other earnings growth was also strong, driven by higher year-to-date net interest income and non-interest income, as well as a decrease in the provision for loan losses, with these increases partially offset by higher operating expenses (excluding the above mentioned acquisition transaction costs and FDIC special assessment).

Third quarter net interest income of $8.681 million was $147 thousand or 1.7% higher than the third quarter of 2009, while the net interest margin decreased 4 basis points to 3.78%. The increase in net interest income was principally due to a $25.0 million increase in average earning assets and a decrease in the cost of interest bearing liabilities, somewhat offset by a decrease in the yield on average earning assets.

Third quarter non-interest income increased $139 thousand or 3.4% primarily due to a decrease in other-than-temporary impairment ("OTTI") charges on trust preferred securities pools carried in the Corporation's investment portfolio, higher Trust and Investment Center fee income and increases in revenue at CFS Group, Inc. and check card interchange fee income, somewhat offset by decreases in service charges, gains on the sale of residential mortgages and cash management fees.

Operating expenses were $375 thousand or 4.1% lower than third quarter 2009 expenses, with this decrease principally due to decreases in the cost of employee benefit programs, data processing costs and stationery and supplies. These decreases were offset in part primarily by increases in costs associated with other real estate owned ("OREO"), marketing and advertising and employee compensation expenses.

Net interest income for the first nine months of 2010 totaling $25.972 million was $1.456 million or 5.9% higher than last year, while the net interest margin was down 9 basis points to 3.82%. The increase in net interest income was due principally to a $72.4 million increase in average earning assets and a decrease in the cost of average interest bearing liabilities, which were somewhat offset by a decline in the yield on average earning assets.

Year-to-date non interest income was up $963 thousand or 8.1% due in large part to a decrease in OTTI charges recognized on trust preferred securities pools, as well as higher check card interchange and Trust and Investment Center fee income and an increase in revenue at CFS Group, Inc., offset in part primarily by decreases in service charges and cash management fee income, as well as decreases in gains on the sale of securities.

Excluding the aforementioned acquisition transaction costs and FDIC special assessment, all other operating expenses were $232 thousand or 0.8% higher than last year due primarily to increases in compensation costs, date processing costs, costs related to OREO and higher regular quarterly FDIC assessments. These increases were offset in part by lower cost of employee benefit programs, a reduction in amortization of intangible assets and a decrease in stationery and supplies expense.

Assets at September 30, 2010 totaled $972.7 million, down slightly from year-end 2009 assets of $975.6 million. Total deposits increased $2.4 million or 0.3% to $803.5 million. Due to somewhat soft loan demand during the year, total loans have decreased $5.3 million or 0.9% to $590.5 million. Capital at September 30, 2010 totaled $97.3 million, an increase of $7.2 million since December 31, 2009, with all capital ratios in excess of those required to be considered well-capitalized.

On October 15th we announced that we had entered into a definitive merger agreement with Fort Orange Financial Corp., the holding company of Capital Bank & Trust Company based in Albany, New York. Under the terms of this agreement, Chemung Financial Corporation will purchase all of the outstanding shares of Fort Orange Financial Corp. in a stock and cash transaction valued at $29.3 million, with Capital Bank & Trust Company being merged into Chemung Canal Trust Company. We are very excited to extend our relationship style of community banking into the Capital Region, one of the most attractive markets in all of New York State, and expect this transaction to be immediately accretive to earnings, excluding one-time transaction costs. Founded in 1995, Capital Bank has approximately $271 million in assets, including a loan portfolio approximating $190 million and deposits of nearly $210 million, and operates from five offices in the Capital District. Although their history is short, the impact that Capital Bank has made in the Albany region has been significant, and we look forward to building on their tradition of customer service and good corporate citizenship, as well as expanding their menu of products and services to more fully meet the financial needs of the residents and business community within the region. While Capital Bank will be merged into Chemung Canal Trust Company, the branches will retain their identity as we recognize that the Capital Bank name is a strong, recognizable brand within the Albany market. The transaction, which is subject to regulatory approval and the approval of shareholders of both companies, is expected to be completed in the first quarter of 2011."

Chemung Financial Corporation, headquartered in Elmira, New York, was incorporated in 1985 as the parent holding company for Chemung Canal Trust Company, a full service community bank with full trust powers, which was established in 1833. Chemung Financial Corporation is also the parent of CFS Group, Inc., a financial services subsidiary offering non-traditional services including mutual funds, annuities, brokerage services, tax preparation services and insurance. CFS Group, Inc. was founded in 2001.

The full text of this press release may be found at www.chemungcanal.com

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The full text of this press release may be found at www.chemungcanal.com

This press release may include forward-looking statements with respect to revenue sources, growth, market risk, corporate objectives and possible losses due to asset quality. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Chemung Financial Corporation assumes no duty, and specifically disclaims any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, and cautions that these statements are subject to risks and uncertainties that could cause the Corporation's actual operating results to differ materially.

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